VisionWave Holdings, Inc.

300 Delaware Ave., Suite 210 # 301

Wilmington, Delaware 19801

January 23, 2025

Via Edgar

Ms. Aliya Ishmukhamedova

Office of Technology

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	VisionWave Holdings, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-4 Submitted December 27, 2024
CIK No. 0002038439

Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated January 15, 2025 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-4 submitted December 27, 2024 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 3 to Draft Registration Statement on Form S-4 Certain Defined Terms, page 14

1.	Please revise here to include definitions of Target stockholders, Former Bannix Officers and Directors and Other Insiders as these parties are referred to your post- closing ownership disclosures.

Response

We acknowledge the SEC’s comment and provide the following definitions for inclusion in the filing:

“Former Bannix Officers and Directors” means Subash Menon (former Chief Executive Officer of the Company) and Nicholas Hellyer (former Chief Financial Officer, Secretary and Head of Strategy) who resigned who served as officers and/or directors of Bannix in and Sudeesh Yezhuvath (former Chief Operating Officer) who resigned in November 2022.

“Sponsor and Other Insiders” means the Sponsor and Anchor Investors both terms as defined herein.

“Target Stockholders” means the shareholders of Target who hold 5% or more of the issued and outstanding shares of VisionWave at the closing of the business combination which includes: Stanley Hills, LLC, GBT Tokenize Corp., GBT Technologies Inc and MAGIC INTERNACIONAL ARGENTINA FC S.L.

2.	We note from your definition of Private Placement Units on page 16, you sold 181,000 of these units to “certain investors.” Based on disclosure on page F-26, it appears these investors were the Anchor Investors. Please revise throughout to identify these “certain investors.”

 Response

We acknowledge the SEC’s comment and will revise the filing to replace references to “certain investors” with “Anchor Investors” for consistency and clarity. Additionally, we will expand the definition of Anchor Investors as follows:

“Anchor Investors” means Sea Otter Holdings LLC BD Series, Sixth Borough Capital Fund LP, Better Works LLC, James M. McCrory, and Shelley K. Leonard.

3.	We note your response to prior comment 5 and your definition of Sponsor Related Parties on page 17. Please revise to ensure your disclosure on page 6, which refers to “affiliates” of the Sponsor, is consistent with the definition here and disclosure on page 159, which refer to only “an affiliate” of the Sponsor. Additionally, clarify whether the “representatives” referenced in your description of Sponsor Related Parties on page 6 is I-Bankers Securities, as per your definition of Representative Shares or otherwise revise to ensure the disclosure on page 6 is consistent with the definition of Sponsor Related Parties on page 17.

                Response

We acknowledge the SEC’s comment and have revised throughout to provide consistency and clarity in the definition and usage of “Sponsor Related Parties.”

The definition of Sponsor Related Parties is as follows:

“Sponsor Related Parties” means the Sponsor, Douglas Davis (Bannix’s Chief Executive Officer and a director) and LaRocca Design, an entity owned by Andre LaRocca, which is an affiliate of the Sponsor and has no ownership, control, or involvement with the Company or the Target. The affiliation between the sponsor and LaRocca Design exists solely in the context of a separate, unrelated project and the fact that Larocca has provided funding to Stanley Hills, LLC, which in turn has loaned funds to the Company.

On page 6, we have revised the disclosure to replace the reference to representative with “I-Bankers Securities Inc.” and to replace “affiliate” with “Sponsor Related Parties”.

On Page 159, we have clarified to refer to the Sponsor and the Sponsor Related Parties.

Additionally, we have identified that the disclosure on page 159, which currently references results of operations only through June 2024, will be updated to include the results of operations through September 2024, aligning with the latest financial information.

Questions and Answers About the Business Combination and the Special Meeting Did the Company Board obtain a third-party valuation or fairness opinion..., page 23

4.	We note your response to prior comment 20 that “[a]s part of its due diligence, Bannix hired a third-party advisor to provide a fairness opinion.” However, your cover page and Q&A disclose that “[t]he Company Board did not obtain a fairness opinion with respect to the consideration to be paid in the Merger.” Please revise to clarify whether management obtained a third-party fairness or other valuation opinion and file the opinion as an exhibit.

Response

We acknowledge the SEC’s comment and provide the following clarifications. The Company engaged Marula Capital Group LLC (“Marula”) to provide the referenced fairness opinion. Marula subsequently advised that its timeline to deliver the fairness opinion would be April 2025. We intended to include the disclosure with respect to the fairness opinion and attach to the registration statement as an exhibit. However, due to the need to close the Business Combination in an expedited manner prior to the expiration of the SPAC in March 2025 we have elected to proceed without the fairness opinion. The disclosure throughout provides that we will proceed without the fairness opinion. Tthe Company issued a termination notice to Marula on January 21, 2025.

5.	We note your response that you evaluated the transaction, at least in part, “based on the track records of Target’s key personnel, not the entity itself, as Target was incorporated in March 2024 and has not yet generated revenues.” Please revise to incorporate your response into the prospectus.

Response

We acknowledge the SEC’s comment regarding the basis of the Company Board’s evaluation of the Business Combination and have revised the disclosure on page 23 of the S-4 as follows:

However, such diligence and evaluation were primarily based on the track records of Target’s key personnel, not the entity itself, as Target was incorporated in March 2024 and has not yet generated revenues.

What equity stake will current the Company Stockholders and Target Shareholders hold..., page 23

6.	We note your response to prior comment 6 where you indicate that you moved the introductory paragraph on page 23 so that it immediately precedes the tabular disclosures to which it relates on pages 25 and 26. However, it appears you did not revise your disclosure as indicated. In this regard, the disclosure that immediately follows “A:” is referring to the ownership table on page 25. Please revise.

Response

We have revised to move the tables located on page 25 to immediately following the text response in the Q&A titled “What equity stake…” on page 23.

7.	We note your revisions and response to prior comment 7. The 2,254,000 total shares under the maximum redemption scenario in your table on page 23 does not agree with the 2,524,000 shares in the tables on page 24. Please revise. In addition, remove the reference to “pro forma” in the net tangible book value, as adjusted, line item, and revise to label the net tangible book value per share line item as “adjusted.”

Response

We acknowledge the SEC’s comment and will revise the table on page 23 to correct the inconsistency with the tables on page 24 providing for 2,524,000 shares Assuming Maximum Redemption. Additionally, we will revise the labeling of the net tangible book value line items as requested.

8.	The number of Bannix shares outstanding in the first table on page 24 in the no redemption column does not agree to Bannix shares outstanding at September 30, 2024 of 2,848,748. Please revise. In addition, provide us with the calculations that support the “increase in net tangible book value per share attributable to Bannix shareholders” as disclosed in the first table on this page, or revise as necessary.

Response

We acknowledge the SEC’s comment regarding the discrepancy in the number of Bannix shares outstanding and the incorrect calculation of the “increase in net tangible book value per share attributable to Bannix shareholders” in the first table on page 24. We will revise the table to correct the errors providing that there are 2,848,748 Bannix shares outstanding. To calculate the “increase in net tangible book value per share attributable to Bannix shareholders,” we revised footnote 1 to add the following disclosure:

“Calculated as Bannix’s net tangible book value per share as of September 30, 2024 minus Bannix’s net tangible book value per share as of September 30, 2024, as adjusted.”

9.	Please address the following as it relates to your calculations of both the numerator and denominator for adjusted net tangible book value on page 24:

●	Include an adjustment in the numerator for transaction costs to be incurred in connection with the business combination transaction, or explain why you believe such an adjustment is not necessary.

●	Include an adjustment in the numerator for the advisory services that will be paid to Subash Menon, or explain why you believe such an adjustment is not necessary.

●	Include an adjustment in the numerator for the funds that will be released from trust at each redemption level.

●	Revise the denominator to include the common shares that will be issued upon conversion of the Rights.

●	Revise to underscore the amount that immediately precedes total “As adjusted net tangible book value” and total “As adjusted Bannix shares outstanding” to clearly indicate the last line items are totals.

Response

We acknowledge the SEC’s comment and agree that the table on page 24 needs to be corrected. Specifically, we will address the issues with the calculations in both the numerator (adjusted net tangible book value) and denominator (adjusted Bannix shares outstanding), as well as ensure the presentation aligns with the SEC’s guidance.

10.	We note your response to prior comment 12 and revised disclosure in footnote (1) on page 25 where you provide a breakdown of the Sponsor and Other Insider shares. Please revise to make similar revisions to the ownership tables on pages 26, 42, 55, 130 and 135 to ensure all ownership table disclosures are consistent.

Response

We acknowledge the SEC’s comment and will revise the ownership tables on pages 26, 42, 55, 130, and 135 to include footnote (1) from page 25 for consistency. This ensures that all ownership disclosures throughout the filing are aligned.

11.	We note your revised disclosure on page 26 and response to prior comment 13. We note you present both public and private rights separately versus within the Bannix shareholders and Sponsor and Other Insiders lines as you do in all other ownership tables. Additionally, you include Representative shares and Former Officer and Director shares within Sponsor and Other Insiders shares here. Grouping shares differently here results in ownership percentages that differ from dilutive ownership information elsewhere, particularly for the Sponsor & Other Insiders. Please revise this table to be consistent with the dilutive ownership table on page 43. In addition, revise the first line in this table to refer to Bannix public stockholders consistent with disclosures elsewhere.

Response

We acknowledge the SEC’s comment and will revise the table on page 26 to ensure consistency with the dilutive ownership table on page 43. This will involve directly replacing the table on page 26 with the table from page 43 and making any necessary adjustments to align terminology and grouping of shares

12.	We note your response to prior comment 14 and revised disclosure on pages 26 and

27. The disclosures required by Item 1604(c)(1) of Regulation S-K should be calculated using Bannix’s as adjusted shares as of September 30, 2024, at each redemption level (including Right shares), plus the 11 million shares that will be issued to the Target. The total of such shares should be multiplied by the $10 per share SPAC IPO price to arrive at the company valuation (in dollars) at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the IPO price per share. In addition, to the extent any shares are excluded from this calculation (i.e. warrants), include a footnote to your calculations indicating as such. Refer to the example provided in Section II.D.3.iv.f in SEC Release 33-11265. Please revise.

Response

We acknowledge the SEC’s comment and will revise the calculations on pages 26 and 27 to align with the requirements outlined in Item 1604(c)(1) of Regulation S-K. The revised calculations will reflect the methodology described in SEC Release 33-11265, ensuring compliance with the specified guidelines.

What will VisionWave’s liquidity position be following the Closing?, page 31

13.	We note your disclosure here that following the Closing and assuming no additional redemptions, VisionWave will have $3.65 million cash on hand. This does not agree to the pro forma cash of $2.39 million on page 131. Additionally, you disclose estimated transaction expenses of $0.4 million both here and on page 51; however, this does not agree to pro forma adjustment (C) on page 136, which reflects transaction expenses of $0.3 million. Please revise to correct these apparent discrepancies or otherwise advise.

Response

We acknowledge the SEC’s comment and will revise the filing to resolve the discrepancies in cash on hand and transaction expense disclosures between pages 31, 51, and 131, ensuring consistency across all sections.

What interests do the Sponsor and the Company’s officers and directors have in the Business Combination?, page 34

14.	You state “At June 30, 2024, the company owes Evie Autonomous LTD

(EVIE) $1,003,995 and $974,015, respectively.” Please revise to reference the amount owed to EVIE as of Bannix’s most recent balance sheet date of September 30, 2024, and clarify what period the $974,015 relates to (i.e., December 31, 2023). Similar revisions should be made on pages 48 and 92.

Response

We acknowledge the SEC’s comment and will revise the disclosure to correct the typographical error, update the reference to the most recent balance sheet date (September 30, 2024), and clarify that the $974,015 amount refers to December 31, 2023. These changes will be applied to pages 34, 48, and 92.

Summary of the Proxy Statement/Prospectus, page 41

15.	We note your response to prior comment 16 and reissue in part. Please revise here to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the SPAC and its affiliates and the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and any promoters and the price paid or to be paid for such securities. We note, for example, that the Summary Compensation Table for SPAC Sponsor, Affiliates, and Promoters does not disclose the private placement units, rights, and shares issued to sponsor and its affiliates and the amount paid for such units/rights/shares. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction.

Reimbursements would include, for example, fees and reimbursements in connection with loans extended; fees due; lease, consulting, support services, and management agreements with entities affiliated with the sponsor; and reimbursements for out-of- pocket expenses incurred in performing due diligence or in identifying potential business combination candidates. Refer to Items 1603(a)(6), 1604(a)(3), and 1604(b)(4) of Regulation S-K.

Response

We acknowledge the SEC’s comment and will revise the filing to include detailed disclosures addressing the nature and amounts of compensation, securities issued, and reimbursements for the SPAC sponsor, its affiliates, and any promoters, as required under Items 1603(a)(6), 1604(a)(3), and 1604(b)(4) of Regulation S-K under the Q&A “What equity stake will current the Company Stockholders and Target Shareholders hold in VisionWave immediately after the consummation of the Business Combination?”. We have included a cross reference under the Summary of he Proxy Statement/Prospectus on page 41 to the referenced Q&A section.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55

16.	Please revise the ownership table here to refer to Target non-affiliated public stockholders consistent with all other ownership disclosures throughout your filing and with the definition on page 17.

Response

We acknowledge the SEC’s comment and will revise the ownership table as requested to ensure consistency with the definition on page 17 and other ownership disclosures throughout the filing.

The Business Combination Proposal

Background of the Business Combination, page 92

17.	We note your response to prior comment 37. However, you continue to refer to Mr. Rittman as both a Consultant and CTO of Target here and on pages 95, 98, and 187. Please revise or advise.

Response

We acknowledge the SEC’s comment and confirm that we will revise the filing to ensure Dr. Rittman is consistently referred to as a Consultant and not as the CTO of Target. References to Mr. Rittman as CTO of Target on pages 95, 98, and 187 will be removed.

18.	We note your disclosure on page 97 in response to prior comment 18 which states: “Bannix’s first formal engagement with Target occurred on January 10, 2024, when representatives of Bannix were introduced to Mr. Attia. This introduction occurred well after Target’s incorporation and had no influence on its formation.” Please explain the discrepancy given that the Target was incorporated on March 20, 2024, which is well after the January 10, 2024 initial meeting.

Response

We acknowledge the SEC’s comment and appreciate the opportunity to clarify the timeline. We have revised to provide that Bannix did not influence Target’s formation.

19.	Please expand the background section to explain the basis for the Target’s $195 million enterprise value given Target has had limited operations to date, and the date such enterprise value was determined. Additionally, expand your disclosure on page 98 regarding the underlying reasons for the Company’s board approval of the business combination. Specifically, given that the company entered into the Business Combination Agreement on March 26, 2024, six days after the Target’s formation on March 20, 2024, provide additional disclosure regarding your assertion that “Target had already spent substantial time fostering a relationship with a leading U.S. defense contractor. Furthermore, Target had cultivated a robust potential pipeline of customer opportunities” To the extent that management considered the track record and relationships of the Target’s key personnel rather than the target’s existing operations, please revise here and elsewhere as appropriate, to clearly indicate as such.

Response

We acknowledge the SEC’s comment and will revise the filing to expand the background section and clarify the basis for Target’s enterprise value, as well as the timeline and rationale behind Bannix’s business combination decision. We will also address the clarification regarding the relationships and track record of Target’s key personnel.

Accounting Treatment, page 103

20.	We note your revised disclosure and response to prior comment 17. Please revise here to ensure your disclosure is consistent with what is provided elsewhere in the filing about the size of Target versus Bannix. In this regard, you state on pages 51 and 130 that Bannix’s size based on total assets is larger in relative size than Target;

but, since Bannix has no operations and no or nominal operating assets, Bannix considered the pro forma Enterprise Value of Target of $195 million.

Response

We removed the statements providing that “Bannix’s size based on total assets is larger in relative size than Target” on pages 51 and 130. The disclosure on page 51, 203 and 130 is consistent.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Note 3 - Accounting for the Business Combination, page 136

21.	Please explain your reference to EVIE as the accounting acquirer here or revise. Also, revise the list of items considered in accounting for the Business Combination as a reverse capitalization to be consistent with your disclosures on page 130.

Response

We acknowledge the SEC’s comment and will replace the entirety of Note 3 on page 136 with the language from page 130 to ensure consistency and accuracy in describing the accounting treatment of the Business Combination.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 137

22.	We note from your revised disclosure in pro forma adjustment C that, under the maximum redemption scenario, the payment of $0.3 million of transaction costs will be deferred until after the closing of the Business Combination pursuant to the deferment agreement. Please revise to disclose how long you have until you must repay these costs, and any other significant terms of the deferment agreement to which you refer, including, but not limited to, the date you entered into this agreement. In your response, provide us with a copy of this agreement.

Response

We will revise footnote 4C on page 136 to include the additional details regarding the deferment agreement as outlined in the proposed response. Please note that Bannix reported these agreement on Form 8-k on January 3, 2025. This will provide clarity on the repayment terms and significant details of the agreement, addressing the SEC’s comment.

23.	We note your response to prior comment 26 regarding pro forma adjustment H, which reflects the repayment of due to related party amounts. Please revise to disclose how long you have until you must pay the accrued compensation amount of $110,400. Also, revise to disclose the terms of the Affiliate Deferment Agreement, including the date you entered into the agreement, and include a definition of this term in your glossary beginning on page 14. In your response, provide us a copy of the agreement.

Response

We acknowledge the SEC’s comment and will revise Note H to reflect accurate details regarding the deferment agreement and the timing of payments, consistent with the response provided under Note C. Additionally, we will ensure a definition of the “Affiliate Deferment Agreement” is added to the glossary on page 14, and the Affiliate Deferment Agreements will be included in the filing as an exhibit to the Form S-4 Registration Statements.

24.	We note from various Forms 8-K filed by Bannix that on each of October 18, November 14 and December 13, 2024, the company deposited $16,237 as Extension payments into the trust. Revise pro forma adjustment M to reflect each of the payments made after the most recent balance sheet date, through the date of your amendment.

Response

We acknowledge the SEC’s comment and will revise pro forma adjustment M to reflect the extension payments made after the most recent balance sheet date through the date of the amendment. The table will be updated to include four months of extension payments at $16,237 per month, for a total of $64,950 (rounded). Additionally, we will update the accompanying narrative to clarify that these payments were made post-September 30, 2024.

25.	We note your response to prior comment 24 regarding pro forma adjustment N reflecting the repayment of the EVIE promissory note. Please revise to disclose how long you have until you must repay this note under a maximum redemption scenario and the terms of any related deferral agreement with EVIE, as applicable, including the date EVIE agreed to allow deferral of this repayment. In your response, provide us with a copy of such agreement.

Response

We acknowledge the SEC’s comment and will revise pro forma adjustment N to include details about the repayment timeline for the EVIE promissory note, the deferment agreement with EVIE, and the date the deferment agreement was executed. Additionally, we will attach the agreement as an exhibit in the filing.

Bannix Acquisition Corp.

Notes to Unaudited Condensed Consolidated Financial Statements Note 1- Organization and Business Operations

Investment Company Act 1940, page F-17

26.	Please revise your disclosure under this heading and on page F-46 regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for SPACs to consider when analyzing their status under the Investment Company Act of 1940. See SEC Release No. 33-11265, Special Purpose Acquisition Companies, Shell Companies, and Projections, adopted on January 24, 2024. Please ensure any outdated disclosure is removed.

Response

We have revised the disclosure under the “Investment Company Act of 1940” heading and on pages F-46 and F-17 remove outdated information, incorporate the updated guidance from SEC Release No. 33-11265, and ensure compliance with the latest rules and regulations.

Note 10. Subsequent Events, page F-29

27.	Please revise to include a discussion of the various deferral agreements as disclosed in Bannix’s January 3, 2025 Form 8-K. Also, disclose any additional Extension payments made since September 30, 2024. Refer to ASC 855-10-50-2.

Response

We will revise the filing to include the following disclosure under Subsequent Events on page F-29, incorporating the details about the extension payments and the various deferral agreements disclosed in Bannix’s January 3, 2025, Form 8-K, as required by ASC 855-10-50-2.

VisionWave Technologies, Inc.

Notes to Unaudited Condensed Financial Statements Note 1. Organization, page F-67

28.	We note your response to prior comment 36. We note from your disclosures on page 96 that Target has performed activities including “development, testing and commercialization of technologies” since its formation on March 20, 2024. We also note from your disclosure beginning on page 161 that certain of your products are fully developed (i.e., generation v3.0 counter drones, generation v3.0 illumination drones) while others are near completion and/or in some stage of testing. Please reconcile this disclosure with the information in your response that states Target did not begin incurring costs associated with their product readiness and technology until October 20, 2024. Provide us with a timeline of when you completed development for certain products and performed testing and demonstrations for others and revise your disclosures on page 161 to include such timelines. If any such activities occurred prior to September 30, 2024, please revise to provide your accounting policy for related costs and clarify where these costs are recognized in your financial statements.

Additionally, to the extent you anticipate costs increasing significantly in future periods revise to include a discussion of this potential trend in MD&A.

Response

We have revised the disclosure to provide the timeline of the Target’s products on page 96 and 161.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Value of Acquired Marketable Securities, page F-72

29.	We note your revised disclosure and response to prior comment 32. In your response, you state the determination to record the 10 million AVAI shares at par value was pursuant to ASC 820-10-35, which governs the measurement of non-marketable securities. We note your investment was in “tradable shares” and you disclose on page 169 that the purpose of this transaction was “to provide Target with access to liquidity, if necessary,” which implies an intent to sell such shares in the market. As previously requested, please provide us with a detailed and thorough accounting analysis that supports your conclusion to recognize the shares at par value and record them as a Level 3 fair value asset. Include references to the specific accounting guidance used in your analysis. To the extent you believe the AVAI shares lack liquidity, as your response indicates, please explain why you are referencing such shares as a potential source of liquidity, or revise.

Response

We acknowledge the SEC’s comment regarding the classification and valuation of the 10 million AVAI shares and provide the following detailed response.

Description of AVAI securities

The Company has revised the description of the AVAI shares on its financial statements and related disclosures from Tradeable securities to Investment in securities as of September 30, 2024

The Company has revised its disclosure under Liquidity and Capital Resources, page 169, to eliminate the purpose of the transaction was to provide target with access to liquidity.

Fair value of AVAI shares and Level 3 Categorization in accordance with ASC 820-10-35

In June, 2024 , the Company received 10 Million shares of unrestricted common stock of Avant Technologies, Inc.(“AVAI”) in exchange for 222 shares of the Company’s common stock. AVAI is a public company and has approximately 137 million shares of common stock issued and outstanding and its shares trade on the OTC QB under the symbol AVAI.

The Company accounted for the fair value of the AVAI shares at the shares’ respective par value of $.001 per share, for an aggregate amount of $10,000 in the accompanying financial statements.

ASC 820-35-10-2 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accordingly, the Company observed the following characteristics of the AVAI shares in determining the fair value of the AVAI shares:

●	AVAI shares trade on the OTC QB- not a regulated securities exchange registered with the SEC- such as the NASDAQ or the NYSE . OTCQB is a market place, not an exchange.

●	AVAI shares are thinly traded with low volume and do not trade in an active market as defined under ASC 820 -10-35-24B

●	Significantly wide spreads between bid and ask prices

●	AVAI has negative equity of $1.8 M as of September 30, 2024

●	AVAI is in the development stage and has reported no revenues to date.

●	The AVAI auditors have raised doubts of AVAI’s ability to continue as a going concern in its most recent report

●	AVAI reports negative cash flow from operations of $838,000 through September 30, 2024

●	AVAI has an accumulated deficit of $4,100,000 through September 30, 2024

ASC 820-10-35-3 , assumes the measurement of the fair value of the shares is exchanged with a counter party in an orderly transaction between market participants to sell the asset at the measurement date under current market conditions.

In connection with determining a fair value of the shares , the Company reviewed ASC 820-10-35-37 which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques into the following three levels:

• Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date

• Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly

• Level 3: Unobservable inputs

Based upon the facts and circumstances , the Company has concluded the Company’s AVAI common shares lack liquidity, do not trade in an active market and accordingly are appropriately categorized under level 3 inputs pursuant to ASC 320-10-35. In addition to the inactive market for the AVAI stock, the Company has concluded the fair value of the shares of par value , $10,000, is reasonable based upon the AVAI current financial position and results of its operations.

General

30.	We note your response to prior comment 39. We also note that Target appears to own investment securities having a value far exceeding 40% of the value of its total assets. As previously requested, in addressing whether the Target (or the combined company following the Business Combination) or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). In addition, if you believe that Target and the combined company can rely on the exclusion set forth in Section 3(b)(1), please provide a detailed analysis supporting this determination. In your response, include an in-depth discussion of the five-factor qualitative test, known as the Tonopah factors.

Response

We acknowledge the SEC’s comment and appreciate the opportunity to clarify whether Target, the combined company (VisionWave Holdings, Inc.), or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940.

Under Section 3(a)(1)(C) of the Investment Company Act, an issuer qualifies as an investment company if:

1.	It owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

2.	The issuer is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

With respect to the combined company, the numerator would consist of its investment securities. As of September 30, 2024, Target owns 10 million shares of AVAI, valued at $10,000 based on the book value recorded by Target (Level 3 input under ASC 820).

The denominator would consist of total assets. Total assets of target as of September 30, 2024, amount to $13,014, including:

o	Cash and cash equivalents: $964

o	Brokerage account: $2,050

o	Investment in AVAI shares: $10,000

The percentage of investment securities to total assets would be 76.8% based on the following calculation.

Percentage=(Investment SecuritiesTotal Assets)×100Percentage=(Total AssetsInvestment Securities)×100Percentage=(10,00013,014)×100=76.8%Percentage=(13,01410,000)×100=76.8%

Although the investment securities exceed 40% of total assets, Target does not qualify as an investment company for the reasons outlined below.

Under Section 3(b)(1) of the Investment Company Act, an entity is excluded from the definition of an investment company if it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities. Target’s operational focus is as follows:

●	Target is an active operating company engaged in the development of advanced radar and camera technologies, with initial applications tailored for military and national security use cases.

●	The AVAI shares were acquired as a one-time strategic transaction to provide potential funding for Target’s operations, not as part of an investment strategy.

The Tonopah test provides a qualitative framework to assess whether an entity is primarily an operating company. Below is an analysis of Target under these factors:

1.	Historical Development:

o	Target was founded as a development-stage company focused on cutting-edge technologies for defense and law enforcement applications.

o	VisionWave Holdings was incorporated as an operational entity to consolidate Target’s activities post-merger.

2.	Public Representations:

o	Target does not present itself as an investment company. All public disclosures, including the S-4 filing, emphasize its focus on military-grade technology development.

3.	Activities of Officers and Directors:

o	The management team is actively engaged in product development, client relationships, and business expansion. No resources are allocated to securities trading or investments.

4.	Nature of Assets:

o	Target’s core assets include intellectual property, cash, and investments necessary to support its operational goals. The AVAI shares are ancillary to its business plan and were acquired as a funding mechanism.

5.	Sources of Income and Revenue:

o	Target’s income will primarily derive from the commercialization of its proprietary technologies, not from securities investments.

At the closing of the business combination, VisionWave Holdings and Target will be the only surviving entities, with all other entities dissolved. This consolidated structure underscores the operational focus of the combined company which will consist solely of that of Target.

We will revise the risk factor titled “If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our business combination.” to include the following:

1.	Calculations under Section 3(a)(1)(C):

o	The investment securities represent 76.8% of Target’s total assets due to its development-stage status.

o	This percentage is not indicative of Target’s operational focus or long-term business plan.

2.	Exclusion under Section 3(b)(1):

o	Target qualifies for exclusion as it is primarily engaged in developing advanced technologies for defense and law enforcement applications, supported by its public representations, asset composition, and operational activities.

3.	Tonopah Test Analysis:

o	A detailed application of the Tonopah factors demonstrates Target’s status as an operating company.

Based on the quantitative and qualitative analysis:

1.	Target does not meet the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act.

2.	The combined company qualifies for the exclusion under Section 3(b)(1) due to its operational focus and business strategy.

3.	The AVAI shares were acquired for strategic future potential funding purposes and do not reflect a shift toward investment activities.

31.	We note your response to prior comment 40. Although your response states you have revised to consistently refer to the Sponsor and various affiliated parties, we continue to note the following discrepancies in your disclosures:

●	“Sponsor and Other Insiders” on pages 25, 26, 43, 55, 130, 135 and 138

●	“Bannix’s sponsor and other insiders” on page 24

●	“Sponsor and its Affiliates” on pages 26, 27 and 65

●	“SPAC Sponsor” on pages 41 and 100

●	“Company’s Sponsor” on pages 129, 154 and 178

As previously requested, revise to use consistent terminology throughout and ensure the terms are defined in your glossary beginning on page 14.

Response

To address the SEC’s comment, we will standardize the terminology used to refer to the Sponsor and affiliated parties throughout the filing. Additionally, we will ensure that a consistent definition is included in the glossary on page 14.

We will use the term ”Sponsor and Other Insiders” consistently throughout the filing. This term will replace all other variations, including:

●	“Bannix’s sponsor and other insiders”

●	“Sponsor and its Affiliates”

●	“SPAC Sponsor”

●	“Company’s Sponsor”

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq.